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Filed by Medtronic, Inc.
Pursuant to Rule 425 under
The Securities Act of 1933, as amended

         Subject Company: Spinal Dynamics Corporation

Contacts:
Spinal Dynamics	Medtronic, Inc
Chuck Clark	Investor Relations
CEO	Rachael Scherer
206-275-2715	763-505-2694
Public Relations Bob Hanvik 763-505-2635
- or -
Chris Campbell-Loth 763-505-2633

FOR IMMEDIATE RELEASE

MEDTRONIC AGREES TO ACQUIRE SPINAL DYNAMICS,
DEVELOPER OF UNIQUE REPLACEMENT FOR DEGENERATIVE DISCS

Bryan Cervical Disc System® Begins U.S. Clinical Evaluation

        MINNEAPOLIS, June 28, 2002 — Medtronic, Inc. (NYSE: MDT) announced today that it has agreed to acquire Spinal Dynamics Corporation (SDC), developer of a unique artificial cervical disc designed to reduce recovery time and maintain mobility of the cervical spine after surgery.

        Medtronic has held a minority investment in the privately-held, Seattle-based firm since February 2001. The acquisition, which will involve cash and/or stock, is valued at approximately $269.5 million. SDC shareholders owning in excess of 70 percent of each outstanding class of SDC stock have entered into agreements with Medtronic to approve the transaction, and the companies expect to complete the transaction before the end of calendar 2002.

        Spinal Dynamics recently began U.S. human clinical evaluation of the Bryan Cervical Disc System®, an implanted prosthesis designed to replace and mimic the flexibility and shock-absorbing characteristics of natural intervertebral discs.

        "The Bryan Cervical Disc System is a promising new technology that could substantially improve treatment options for cervical patients," said Michael DeMane, president of Medtronic Sofamor Danek. "We are delighted that the Spinal Dynamics team will join us to bring this product to market and add to our full suite of forward-looking solutions for spine surgeons and patients."

        "Joining with Medtronic will provide the ideal platform for realizing the full potential of our technology," said Chuck Clark, CEO of Spinal Dynamics. Clark noted that "Medtronic's great resources and established leadership presence throughout the world will complement Spinal Dynamics' specialized technology, thereby accelerating successful market introduction of this important new class of spinal reconstructive devices."

        DeMane added that the Bryan Cervical Disc System could replace many intervertebral cervical spine fusion procedures, currently the most common form of surgery for treating degenerative disc disease in the neck region of the spine. He noted that the Bryan™ disc is likely to expand the market by providing a therapeutic option to surgeons who are reluctant to fuse the spine. About 200,000 cervical procedures are performed each year to remove an impingement on the spinal cord or nerve root, and implant metal plates to rigidly fuse, or "weld," the vertebrae together.

        In contrast, the Bryan disc features a shock-absorbing elastomer that is intended to cushion the vertebrae and allow motion of the head and neck. The artificial disc is designed to replace the disc that is removed from the patient in cervical spine fusion.

        Clinical evaluations of the device began in May under an Investigational Device Exemption granted by the U.S. Food and Drug Administration. The Bryan disc received CE Mark approval in Europe in September 2000 and has been distributed in more than 17 countries outside the United States by Medtronic under a February 2001 agreement between SDC and Medtronic Sofamor Danek. To date, more than 800 patients have received the Bryan device, the first commercialized product of its kind.

        In addition to the cervical disc, SDC is developing a replacement disc for the lumbar, or lower, spine to serve an estimated additional 190,000 spinal fusion surgeries performed in the United States.

        DeMane said SDC, which was founded in 1993 and has 50 employees, would become a unit of Medtronic's Spinal and ENT organization.

        Medtronic, Inc., headquartered in Minneapolis, is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Medtronic Sofamor Danek, of Memphis, Tenn., develops, manufactures and markets implantable devices to treat a variety of disorders of the cranium and spine, including traumatically induced conditions, degenerative conditions, deformities and tumors. Internet addresses are www.medtronic.com and www.sofamordanek.com.

Before completing the acquisition of Spinal Dynamics or issuing any Medtronic securities in connection with such acquisition, Medtronic will file a Registration Statement with the U.S. Securities and Exchange Commission (the "SEC") that includes a Proxy Statement/Prospectus containing information regarding the acquisition, and Spinal Dynamics will mail the Proxy Statement/Prospectus to its stockholders. Investors and stockholders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available because they will contain important information about Medtronic and Spinal Dynamics and the proposed acquisition. Investors and stockholders will be able to obtain copies of these documents (when available), along with other documents filed by Medtronic with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Investors and stockholders can also obtain, free of charge, copies of the Registration Statement and the Proxy Statement/Prospectus (when available) along with any documents Medtronic has filed with the SEC by contacting the Medtronic Investor Relations Department.

Any statements made about the company's anticipated financial results and regulatory approvals are forward-looking statements subject to risks and uncertainties such as those described in Medtronic's Annual Report on Form 10-K for the year ended April 27, 2001. Actual results may differ materially from anticipated results.

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MEDTRONIC AGREES TO ACQUIRE SPINAL DYNAMICS, DEVELOPER OF UNIQUE REPLACEMENT FOR DEGENERATIVE DISCS Bryan Cervical Disc System® Begins U.S. Clinical Evaluation